UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 2049

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

September 27, 2025

(date of earliest event reported)

For

HOUSE HACK, INC.

A Wyoming Corporation	I.R.S. E.I.N. 88-3438856

8164 Platinum Street
Ventura, CA 93004

IR@HouseHack.com

(805) 888-0846

Item 9. Other Events

On September 27, 2025, House Hack, Inc. (the “Company”) determined to rebrand its corporate operations and activities under the name “Reinvest”. The Company is maintaining its official corporate name, House Hack, Inc., and simply doing business as Reinvest. All securities issued by the Company, and all contracts entered into by the Company, are not affected by this rebrand.

Kevin Paffrath, the Founder, Chief Executive Officer, President, and Chairman of the Board of Directors, released a video commentary about the rebrand to Reinvest. The video commentary was furnished on the @MeetKevin account on YouTube.com and can be found at the following URL: https://www.youtube.com/watch?v=lH2GoZyTz60 (“HouseHack Funding & AI Update”).

The Company continues to maintain the househack.com URL which will redirect all internet traffic from househack.com to reinvest.co. The Company will continue to post updates in several primary locations online. The online locations associated with the prior brand House Hack will also redirect to new URLs as well.

Bondholders, shareholders, and prospective investors are encouraged to subscribe to/follow these accounts/web pages for future Company updates and announcements as material communications and notices regarding the Company’s ongoing operations may be posted here in lieu of other forms of correspondence as permitted or required by applicable laws and regulations.

The Primary Online Locations Are:

1.	The Reinvest Webpage (www.reinvest.co and www.househack.com);

2.	The Meet Kevin YouTube Channel (www.youtube.com/@Meetkevin);

3.	The Meet Kevin Course-Member Livestreams (https://MeetKevin.com).

4.	The Meet Kevin X posts (www.x.com/realMeetKevin)

5.	The Meet Kevin Instagram and Stories (www.instagram.com/MeetKevin)

6.	The Meet Kevin App

Secondary Locations, where the CEO sometimes mentions updates or commentary, which may or may not be material, include:

1.	The Reinvest YouTube Channel (www.youtube.com/@HouseHackHomes); and

2.	The Reinvest X.com Account (www.x.com/@HouseHackhomes).

Investors can still reach out to the Company at ir@househack.com and/or staff@reinvest.co.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

House Hack, Inc.
(Exact name of issuer as specified in its charter)

By:	/s/ Kevin Paffrath
Chief Executive Officer and President
Chairman of the Board of Directors
October 31, 2025